October 2, 2012	Filed via EDGAR

Mr. Amit Pande
Accounting Branch Chief
United State Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Staff Comments Regarding Tower Financial Corporation Form 10-K for the period ended December 31, 2011 Filed March 19, 2012 File Number 000-25287

Dear Mr. Pande,

On behalf of Tower Financial Corporation (the “Company”), I am pleased to provide the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in the letter dated September 19, 2012 (the “Comment Letter”), with respect to our above reference filings.

Staff Comment 1.

Note 1 –  Summary of Significant Accounting Policies –  Loans, page 53

On page 38 of your June 30, 2012 Form 10-Q you disclose that two loan relationships were no longer reported as TDR loans since they met certain criteria.  It is unclear to us if you measure credit impairment on these and other loans that were previously classified as TDRs using the guidance in ASC 310-10-35.  If you do, please clarify your disclosure.  If you do not, please measure credit impairment for all previously classified TDR’s using the guidance in ASC 310-10-35 and to the extent that prior periods were materially misstated, please consider the need to potentially restate your financial statements.  Also, revise your disclosure as appropriate.

Company’s Response:

In the limited circumstances that a loan is removed from TDR classification in accordance with ASC 310-40-50-2, it is the Company’s policy to continue to base its measure of loan impairment on the contractual terms specified by the loan agreement in accordance with paragraphs 310-10-35-20 through 35-26 and 310-10-35-37. In future filings, we will modify our accounting policy footnote as follows:

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception.  If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral.  For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses. In the limited circumstances that a loan is removed from troubled debt restructuring classification in accordance with ASC 310-40-50-2, it is the Company’s policy to continue to base its measure of loan impairment on the contractual terms specified by the loan agreement in accordance with paragraphs 310-10-35-20 through 35-26 and 310-10-35-37.

Staff Comment 2.

Note 4 –  Loans and Allowance for Loan Losses, page 63

On page 53, you disclose that loan unpaid principal includes the remaining principal balance net of any charge-offs and recoveries.  The disclosure of unpaid principal balance in impaired loan disclosures should not be net of charge-offs and recoveries.  Please revise your disclosure in future filings accordingly.

Company’s Response:

Our disclosure stating that “unpaid principal includes the remaining principal balance, net of any charge-offs and recoveries” in Note 1 Summary of Significant Accounting Policies under the section denoted “Loans” was specifically referring to how loans balances were reported on the balance sheet, which is net of charge-offs.  However, the unpaid principal balance in impaired loans disclosures is not reported net of charge-offs and recoveries.  To reduce confusion for the reader, we will remove this language in Note 1 and add an additional disclosure in Note 4 Loans and Allowance for Loan Losses.  Under the table that presents loans individually evaluated for impairment by class of loans, the following disclosure will be added:

The recorded investment in loans includes accrued interest receivable and loan origination fees, net.  For purposes of this disclosure, the unpaid principal balance is not reduced for net charge-offs.

Staff Comment 3.

Note 10 –  Income Taxes, page 78

We note the $2.6 million decrease in 2011 in your valuation allowance related to the realization of your net state deferred tax assets. Please provide us your accounting analysis that details all of the relevant facts and circumstances, the significant positive and negative evidence considered and how such evidence was weighted, and identifies the specific accounting guidance that supports your decision to reverse a significant portion of the deferred tax asset valuation allowance during 2011.

Company’s Response:
The Company formed a real estate investment trust (REIT) in 2006 that provided us with an alternative vehicle for raising capital should we so desire and also provided us with certain state income tax benefits.  Because of the state income tax laws, the REIT had created a large state net operating loss.  Pursuant to FASB ASC 740-10-30-21, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. The guidance of FASB ASC 740 (formerly FASB 109) provides that all positive and negative evidence should be considered in making this determination. With the net loss posted in 2009 coupled with the REIT, the Company decided that the state deferred tax asset including the state net operating loss was more likely than not unrealizable and established a valuation allowance.

Detailed analysis was completed each quarter from December 31, 2009 forward documenting why the federal deferred tax asset was more likely, than not, realizable at the time, but that the state deferred tax asset remained unrealizable as the state had taxable losses solely due to the existence of the REIT.  Until such time that the REIT was liquidated, the state deferred tax asset remained unrealizable.

As of September 30, 2011, we liquidated our REIT and began reporting taxable income at the state level during the fourth quarter of 2011.  Due to liquidation and beginning to report taxable income at the state level, it became more likely than not that we will be able to recognize the book to tax timing differences and the state net operating loss before it expires. While we had a three-year cumulative pre-tax income position at September 30, 2011, it wasn’t until the fourth quarter of 2011 when the REIT was liquidated that we started reporting taxable income at the state level.  With the liquidation of the REIT and the ability to produce taxable income at the state level, we reversed the valuation allowance on these items in 2011.

Subsequently throughout 2012, we have continued to record taxable income at the state and federal levels, which further supports our decision to reverse the valuation allowance on the deferred tax asset at the state level.

Attached as Exhibit A, pursuant to your request, is a detailed summary of our accounting analysis that details all of the relevant facts and circumstances to support our decision to reverse a significant portion of our deferred tax asset valuation allowance during 2011.

Staff Comment 4.

Exhibit 31 of Form 10-K

We note you have omitted the language in paragraph 4 and 4(b) referring to internal control over financial reporting in your certifications in exhibits 31.1 and 31.2.  Please amend your December 31, 2011 Form 10-K to use the exact form and wording set forth in Item 601(b)(31) of Regulation S-K or tell us why you do not believe the internal control over financial reporting wording is required.  Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

Company’s Response:

This language was inadvertently omitted when preparing exhibits 31.1 and 31.2.  An abbreviated 10-K amendment has been filed contemporaneously with this response.

We trust our responses have adequately addressed your questions.  In addition, the Company acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions, or need to discuss this information in greater detail, please don’t hesitate to contact me at 260-427-7150.

Sincerely,

/s/ Richard R. Sawyer

Richard R. Sawyer
EVP, Chief Financial Officer

Exhibit A
Federal & State Deferred Tax Assets Analysis
(as of December 31, 2011)

Management has reviewed the federal and state deferred tax assets and has determined that it is more likely, than not, realizable at this time.  We will continue to heavily monitor it as the underlying conditions, including environment and bank performance, continually change.  Below we have listed a few of the factors we considered when we determined at December 31, 2011 that the federal deferred tax asset was more likely than not going to be realized along with additional narratives detailing our response to these factors.

Positive	Objective/Subjective	Negative	Objective/ Subjective

Well-capitalized	Objective	Deteriorating Economy	Subjective
Projected use of Allowance for Loan Loss	Subjective	Valuation allowance on Capital Loss	Objective
Strong profit history	Objective
Carry-back of '09 net operating loss	Objective
Potential to carryback future net operating loss	Objective
Positive Income Projections	Subjective
3-yr Net Pre-tax Income	Objective

Capital
As of December 31, 2011, the bank and its affiliates were more than ‘well capitalized’ by all regulatory standards.  While it was not necessary, in 2009 we raised $1.8 million through a private placement of convertible preferred stock and completed an additional private capital raise of $2.9 million at the end of July 2010.  We also restructured the Company to inject approximately $2.6 million more capital into the Bank by selling the Trust Company from the Parent Company to the Bank at the end of 2009.  We have also identified other opportunities to raise more capital (i.e. sale of additional authorized, but not currently issued or outstanding common stock) in the event more capital is considered needed by the board.

Minimum to be Well Capitalized	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011
6.00%	10.92%	11.66%	10.90%	13.10%	13.91%
10.00%	12.08%	12.99%	12.45%	14.30%	15.16%
5.00%	9.31%	9.69%	9.05%	10.55%	10.97%

Asset Quality
This area has been a priority for us over the last three years.  During the period of 2002 – February 2006, we made several loans to various individuals on one lake development project in the amount of approximately $26 million for a lake development project in Indiana.  At that point in our history, we were in a growth mode and the economy could support these types of actions.  In 2007, lot sales did not take off, leaving the borrower unable to make payments.  Throughout the next three years, the real estate market has severely declined and has taken this project with it.  We recognized a majority of the loss in 2007 and the remainder in 2009; hence, the large charge-offs during these periods.  In 2009, we had another large charge-off on a real estate development project.  The primary reason for the decline in lot sales is due to the economy.  We recognize that the economy is not the only reason for the degradation of these loans, but also the structure of the loans and management’s culture at the time the loans were made.  In addition to the above issues, the focus of management was on growth without appropriate controls with respect to credit, exposure by project, borrower, or industry concentration. Since that time, we have developed a credit department, changed the reporting of this area to outside of the lending area for control purposes, lowered the level for approvals, so larger credits are seen and approved by more parties, we have instituted policy and concentration limits to increase the granularity of our loan portfolio, we have lowered the targeted and achieved loan totals as a percentage of assets in our asset allocation (through the strategic plan), developed the position of Executive Vice President of Risk Management that reports directly into the board for increased asset quality oversight, and made significant changes to management since 2006 (New Chief Executive Officer, Chief Financial Officer, Executive Vice President of Risk Management, and Chief Lending Officer). Analyses done by the finance department has shown that most loan loss provisions in 2007 through 2009 relate to pre-2006 credits and/or projects which reflect prior controls and practices.  Nonperforming assets have decreased $10.6 million from $27.8 million December 31, 2010 to $17.2 million at December 31, 2011.  This demonstrates management’s commitment to reducing classified assets and improving overall asset quality.

Earnings
Prior to 2011, this was the highest hurdle for us to overcome after posting a $5.6 million loss in 2009.  As of December 31, 2011, we now have three years of positive pre-tax income to report. The losses reported in 2007 and 2009 were primarily due to significant loan loss provision recorded due to the asset quality items noted above.  These loans were pre-2006 when the above policies and procedures were not in place to prevent the booking of several problem loans that would no longer meet the requirements we have now.  While our nonperforming loans/assets remain higher than normal, we recognize that this cannot be cleaned up overnight and have seen significant improvement during 2011.  We have improved our watchlist policies and procedures to help ensure that we have identified all of the asset quality issues or potential issues to be able to act immediately versus waiting until it is too late to correct the issues. As further proof, our regulatory bodies regularly examine our ALLL methodology and examined us twice in 2009, 2010 and 2011 and are scheduled to visit us twice in 2011. They have not had us increase our reserves at any time based on their review, which would indicate we have implemented adequate policies and procedures in regards to asset quality. While we still recorded an elevated amount of $4.2 million in provision expense in 2011, the primary reason was to purposefully dispose of loans and properties through several methods that were classified as nonperforming.  These methods include charge-offs, sales at a discount, resolution of issues and upgraded, and refinancing through other institutions. A decrease in FDIC premiums by approximately $1.0 million per year based on events in 2011 will improve future earnings.

Another product of a poor economy has been the deterioration in the value of marketable securities.  We have been fortunate in the fact that we have only seen other than temporary impairment in two securities (a Trust Preferred Security “PretSL” beginning in June 2009 and more recently a Private Label Collateralized Mortgage Obligation “RAST” bond in December 2009).  The PretSL was held at our investment sub with an initial investment of $1 million and has been completely written off as of March 31, 2011.  The RAST bond is held at the bank with an initial investment of $720,425 and an Other-than-temporary-impairment (“OTTI”) of $96,776.  We have created a valuation allowance against the PretSL as it is a capital loss that cannot be carried back to prior tax years and is limited only to a five year carry forward.  Although we have been conservative in creating a valuation allowance against this loss, there is a possibility that we could realize the loss through proper tax planning in the next couple of years.  On the other hand, the loss on the RAST bond is an ordinary loss and can be carried forward for 20 years; therefore, management believes it is more likely than not going to be used while the PretSL capital loss has a more likely than not chance of not being recognized for tax purposes.  The deferred asset created from the RAST bond makes up less than 1% of the deferred tax asset.

The following table presents projected net income, municipal income (reduces taxable income), and the two main components of the deferred tax asset (Supplemental Executive Retirement Plan “SERP” liability and Allowance for Loan and Lease Losses).  The table also demonstrates the expected decrease in the allowance for loan and lease losses as total assets, loans, and investments increase.  The projections of these items reflect the anticipation of a reduction in the deferred tax asset over the next three years.

	History	History	History	Projected
	12/31/2009	12/31/2010	12/31/2011	12/31/2012
Net Income (pre-tax)	$(5,717)	$4,087	$5,068	$6,325
Municipal Income	(952)	(1,541)	(1,731)	(1,756)
Taxable Income	(6,669)	2,546	3,337	4,569

Allowance for L&LL	11,598	12,489	9,408	9,408
SERP Liability	1,632	1,586	1,593	1,430

Total Investments	93,726	114,184	132,428	135,276
Total Loans	527,333	486,914	462,561	467,151
Total Assets	697,479	659,928	700,681	663,407

We have reported income in 2010 and 2011 and we are projecting to report net income in 2012, but through a conservative means of projecting.  We were also able to carry the entire tax loss created in 2009 to prior years (primarily 2004 - 2006) with no net operating loss to carry forward and also leaving 2008 with approximately $4.7 million of taxable income open to absorb future unexpected losses.

Redemption of State Deferred Tax Asset
In 2009, we determined that the state deferred tax allowance was more likely, than not, unrealizable as of December 31, 2009 due to the fact that we have a Real Estate Investment Trust (“REIT”) and it would have been several years before we would see the benefit of the state net operating loss.  The REIT was designed to reduce and/or eliminate the payment of state tax and had created a state net operating loss (“NOL”) of approximately $16 million as of 12/31/08 that could not be carried back to prior years.  With the loss in 2009, we believed that the state NOL would grow significantly which reduced the chance of using the state deferred tax asset within 20 years.  As of September 30, 2011, we liquidated our REIT and began reporting taxable income at the state level.  Due to liquidation and beginning to report taxable income at the state level, it is more likely than not that we will be able to recognize the book to tax timing differences and the state net operating loss before it expires. Based on this change of events, we reversed the valuation allowance on these items in 2011.  While the REIT significantly impacts the state deferred tax asset, it has no impact on the federal deferred tax asset, but is further evidence of the profitability of the Company.

Liquidity
We have greatly increased our liquidity by lowering loans and increasing investments during 2010 and 2011. We have been increasing or at least maintaining our net interest margin during this transition, as well. Thus, we increased our net interest income almost every quarter of 2010 and 2011, while increasing liquidity and slightly shrinking the balance sheet. This gives us greater flexibility in changing our balance sheet structure going forward to take advantage of or guard against significant changes in the interest rate environment that will lead to higher earnings.  While our net interest margin has held steady over the year, we expect it to start compressing as loan rates continue to decrease and deposit accounts cannot decrease any more.  We are also losing net interest margin when reinvesting the principal amortization of our security portfolio and maturities due to lower offering rates than the ones maturing or amortizing.

Sensitivity
We have significantly upgraded our policies from 2009 thru 2011 with regard to our ability to model, plan, and execute on strategies that increase net interest income. This has been proven by continuing to hold the net interest margin steady at a respectable level in a low rate environment.

In conclusion, we recognize that 2007 and 2009 are regarded as negative evidence, but we have identified the problems causing those issues and have taken steps to ensure these issues will not occur again or at least not to the same level of severity.  We believe 2012 will more likely than not be further proof that the federal and state deferred tax assets are realizable as we continue to report taxable income and as it begins to be used through a reduction of our allowance for loan losses.